SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13-D

Under the Securities Act of 1934*

GSI COMMERCE, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

3623 8G 102

(CUSIP Number)

Michael R. Jacobson Senior Vice President, Legal Affairs, General Counsel and Secretary eBay Inc. 2145 Hamilton Avenue San Jose, CA 95125 (408) 376-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 3623 8G 102

1	NAME OF REPORTING PERSONS eBay Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 77-0430924
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,467,545(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,467,545(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on 72,208,579 shares of common stock of GSI Commerce, Inc. (“GSI”) outstanding as of March 25, 2011, as set forth in the Merger Agreement. Pursuant to the Support Agreements described in Item 4, eBay may be deemed to have beneficial ownership of 4,467,545 shares of common stock of GSI. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by eBay that it is the beneficial owner of any of such shares for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of GSI Commerce, Inc., a Delaware corporation (“GSI”). The principal executive offices of GSI are located at 935 First Avenue, King of Prussia, PA 19406.

ITEM 2.	IDENTITY AND BACKGROUND

(a)-(c) This Schedule 13D is being filed by eBay Inc., a Delaware corporation (“eBay”). The address of the principal place of business and principal office of eBay is 2145 Hamilton Avenue, San Jose, California 95125. eBay, together with its subsidiaries and affiliates, brings together millions of buyers and sellers every day on a local, national and international basis through an array of websites. eBay provides online marketplaces for the sale of goods and services as well as other online commerce, or ecommerce, platforms and online payment solutions to a diverse community of individuals and businesses. The name, business address and present principal occupation or employment of each director and executive officer of eBay, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A to this Schedule 13D and incorporated herein by reference.

(d) During the last five years, neither eBay, nor to eBay’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as described in eBay’s Definitive Proxy Statement on Schedule 14A filed on March 21, 2011 (which is incorporated by reference into this Schedule 13D), during the past five years, neither eBay, nor to the best knowledge of eBay, any of the directors and executive officers identified on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All of the directors and executive officers required to be listed in Schedule A are United States citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for eBay to enter into the Merger Agreement (which, together with all other capitalized but undefined terms used in this Item 3, are defined in Item 4): (a) Michael G. Rubin (“Rubin”), the Chairman of the Board of Directors, President and Chief Executive Officer of GSI, entered into a Voting and Support Agreement, dated as of March 27, 2011, in favor of eBay (the “Rubin Support Agreement”); and (b) each of the following executive officers, directors, affiliates of directors and/or stockholders of GSI entered into Voting and Support Agreements, dated as of March 27, 2011, in favor of eBay (the “D&O Support Agreements”, and together with the Rubin Support Agreement, the “Support Agreements”): M. Jeffrey Branman, Michael J. Donahue, Ronald D. Fisher, John A. Hunter, Josh Kopelman, Mark S. Menell, Jeffrey F. Rayport, David Rosenblatt, Lawrence S. Smith, Andrea M. Weiss, Michael R. Conn, James Flanagan, J. Scott Hardy, Damon Mintzer and Christopher Saridakis (together with Rubin, the “Supporting Stockholders”).

As of March 25, 2011, the Supporting Stockholders beneficially owned an aggregate of 4,467,545 shares of Common Stock representing approximately 6.2% of the shares of Common Stock represented by GSI in the Merger Agreement to be outstanding as of that date (the “Support Agreement Shares”).

The Support Agreement Shares to which this Schedule 13D relates have not been purchased by eBay, and thus no funds were used for such purpose. eBay has not paid additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreements. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION

As an inducement for eBay to enter into the Merger Agreement, the Supporting Stockholders entered into the Support Agreements. The purpose of the Support Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On March 27, 2011, eBay and Gibraltar Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of eBay (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GSI.

Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into GSI (the “Merger”), with GSI continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of eBay. As of the effective time of the Merger (the “Effective Time”), each issued and outstanding share of GSI common stock (other than shares held by eBay, Merger Sub, GSI or any of their respective subsidiaries or shares held by stockholders who have properly exercised and perfected appraisal rights under Delaware law) will be canceled and converted into the right to receive $29.25 in cash, without interest (the “Merger Consideration”).

To the extent that any outstanding shares of GSI common stock are unvested or subject to a repurchase option, risk of forfeiture or other contractual right as of the Effective Time, such shares will be converted into Merger Consideration that will remain unvested and subject to such rights, as applicable, and need not be paid until such time as such repurchase option, risk of forfeiture or other contractual right lapses or otherwise terminates.

The consummation of the Merger is subject to certain customary conditions, including, without limitation: (a) the approval by the holders of at least a majority of the outstanding shares of GSI common stock entitled to vote on the Merger Agreement and the transactions contemplated thereby, including the Merger; (b) receipt of any required governmental authorizations required under any applicable antitrust or competition law or regulation, including the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; and (c) the absence of any law or order prohibiting or otherwise making illegal the Merger. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including, without limitation: (i) the accuracy of the representations and warranties made by the other party to the Merger Agreement, subject to customary materiality qualifiers; and (ii) the compliance by the other party with its obligations and pre-closing covenants thereunder, subject to customary materiality qualifiers.

The Merger Agreement contains certain provisions that limit the ability of GSI to engage in a transaction that would entail a change of control of GSI during the pendency of the transactions contemplated by the Merger Agreement.

Upon consummation of the Merger, the directors and officers of Merger Sub immediately prior thereto will become the respective directors and officers of GSI, as the surviving corporation in the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The existing directors of Merger Sub are Lorraine McDonough (President), Brian H. Levey (Vice-President) and Kathryn W. Hall (Secretary).

Under the terms and subject to the conditions set forth in the Merger Agreement, GSI may not, without eBay’s prior written consent: (a) declare, set aside, make or pay any dividend or other distribution with respect to any shares of its capital stock; (b) acquire, repurchase or redeem any shares of its capital stock; (c) issue, sell, or deliver any shares of its capital stock; or (d) split, combine, subdivide, or reclassify any shares of its capital stock; in each case, except under limited circumstances as set forth in the Merger Agreement.

Upon consummation of the Merger, the Common Stock will be delisted from the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

Stock Purchase Agreement

On March 27, 2011, concurrently with the execution of the Merger Agreement, eBay and NRG Commerce, LLC, a Delaware limited liability company wholly-owned by Rubin (“Purchaser”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which Purchaser would acquire: (a) 100% of the outstanding shares of capital stock of TeamStore, Inc., and 100% of the outstanding membership interests and other equity interests of Fanatics, LLC (collectively, the “Licensed Sports Business”); (b) 70% of the outstanding shares of capital stock of RueLaLa, Inc. (“RueLaLa”); and (c) 70% of the outstanding shares of capital stock of ShopRunner, Inc. (“ShopRunner” and, together with the Licensed Sports Business and RueLaLa, the “Purchased Entities”), in each case on the terms and subject to the conditions set forth in the Stock Purchase Agreement. The aggregate consideration to be paid by Purchaser for the Purchased Entities will consist of a total of $31 million in cash and a loan from eBay to the Purchaser in the amount of $467 million. Each of the Purchased Entities is a direct or indirect wholly-owned subsidiary of GSI. Completion of the acquisition of the Purchased Entities is currently expected to close on the same day as the closing of the Merger and is subject to customary conditions to closing, including the closing of the Merger.

Support Agreements

Pursuant to the Support Agreements, the Supporting Stockholders have undertaken to vote (and have irrevocably appointed eBay as their proxy to vote) all of their shares of Common Stock: (a) in favor of: (i) the Merger, the execution and delivery by GSI of the Merger Agreement and the adoption and approval of the Merger Agreement and the terms thereof; (ii) each of the other actions contemplated by the Merger Agreement; and (iii) any action in furtherance of any of the foregoing; (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation made by GSI in the Merger Agreement; and (c) against the following actions (other than the Merger and the transactions contemplated by the Merger): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving GSI or any of its subsidiaries; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of GSI or any of its subsidiaries; (iii) any reorganization, recapitalization, dissolution or liquidation of GSI or any of its subsidiaries; (iv) any change in a majority of the board of directors of GSI; (v) any amendment to GSI’s certificate of incorporation or bylaws; (vi) any material change in the capitalization of GSI or GSI’s corporate structure; and (vii) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement.

The Supporting Stockholders also agree: (a) to not, directly or indirectly, cause or permit any transfer of any securities of GSI owned by them as of the date of the Support Agreements, or acquired thereafter but prior to the termination of the Support Agreements (the “Subject Securities”), to be effected (except for, in the case of Rubin, the acquisition of Common Stock or other Subject Securities upon the exercise of options, restricted stock units, warrants or other rights to acquire shares of Common Stock or other Subject Securities); or (b) to tender, agree to tender or permit to be tendered any Subject Securities in response to or otherwise in connection with any tender or exchange offer. Pursuant to the Rubin Support Agreement, Rubin may transfer his Subject Securities as a bona fide pledge to a financial institution as security for any loan made to him.

The Supporting Stockholders also undertake to ensure that: (a) none of the Subject Securities would be deposited into a voting trust; and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.

The Rubin Support Agreement will terminate upon the earliest to occur of the date on which: (a) the Merger Agreement is validly terminated; (b) the Merger becomes effective; or (c) the Merger Agreement is amended in a manner: (i) that would reduce the amount of consideration payable to stockholders of GSI pursuant to the Merger; or (ii) that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect any of the transactions contemplated by the Stock Purchase Agreement. The D&O Support Agreements will terminate upon the earlier to occur of the date on which the Merger Agreement is validly terminated or the date upon which the Merger becomes effective.

The foregoing descriptions of the Merger Agreement, Stock Purchase Agreement and the Support Agreements are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement, Stock Purchase Agreement and the Support Agreements are filed as Exhibits 1 to 4 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Merger Agreement, Stock Purchase Agreement and the Support Agreements, neither eBay, nor to eBay’s knowledge, any person named on Schedule A, has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Pursuant to the Support Agreements, eBay may be deemed to have beneficial ownership of 4,467,545 shares of Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Support Agreements. Based on 72,208,579 shares of Common Stock outstanding as of March 25, 2011, as set forth in the Merger Agreement, eBay may be deemed to have beneficial ownership of approximately 6.2% of the Common Stock if the record date were March 25, 2011. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by eBay that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To eBay’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b) Pursuant to the Support Agreements, eBay may be deemed to have shared power to vote or direct the voting of 4,467,545 shares of Common Stock held by the Supporting Stockholders.

The information required by Item 2 relating to the Supporting Stockholders is set forth in Schedule B and consists of information filed by the Supporting Stockholders under Section 13 of the Exchange Act. While eBay has no reason to believe that such information was not reliable as of its date, eBay makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Schedule 13D shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Supporting Stockholders, which may affect the accuracy or completeness of such information.

(c) Except for the Merger Agreement, the Support Agreements and the transactions contemplated by those agreements, neither eBay, nor to eBay’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d) Except for the Merger Agreement and the Support Agreements, and the transactions contemplated by those agreements, neither eBay, nor to eBay’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of eBay, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of GSI, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of GSI.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description

1	Agreement and Plan of Merger, dated March 27, 2011, among eBay Inc., Gibraltar Acquisition Corp. and GSI Commerce, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K of eBay Inc., filed by eBay Inc. on March 30, 2011).

2	Stock Purchase Agreement, dated as of March 27, 2011, by and between eBay Inc. and NRG Commerce, LLC (incorporated by reference to Exhibit Q of the Schedule 13 D/A of Michael G. Rubin, filed by Michael G. Rubin on April 5, 2011).

3	Form of Voting and Support Agreement entered into between eBay Inc. and Michael G. Rubin (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of eBay Inc., filed by eBay Inc. on March 30, 2011).

4	Form of Voting and Support Agreement entered into between eBay Inc. and the following directors and officers of GSI Commerce, Inc.: M. Jeffrey Branman, Michael J. Donahue, Ronald D. Fisher, John A. Hunter, Josh Kopelman, Mark S. Menell, Jeffrey F.

Exhibit Number	Description

Rayport, David Rosenblatt, Lawrence S. Smith, Andrea M. Weiss, Michael R. Conn, James Flanagan, J. Scott Hardy, Damon Mintzer and Christopher Saridakis (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K of eBay Inc., filed by eBay Inc. on March 30, 2011).

5	Definitive Proxy Statement on Schedule 14A, dated as of March 21, 2011 (filed by eBay Inc. on March 21, 2011, and incorporated by reference into this Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

eBay Inc.

By:	/s/ Brian H. Levey
	Name:	Brian H. Levey
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Date: April 6, 2011

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EBAY INC.

The following table sets forth the name, business address, present principal occupation or employment and material occupations, positions, offices or employment of each of the directors and executive officers of eBay. All directors and executive officers listed below are citizens of the United States unless otherwise noted herein.

Directors of eBay:

Name	Position	Present Principal Occupation or Employment and Business Address
Fred D. Anderson	Director	Managing Director of Elevation Partners Address: c/o eBay Inc. 2145 Hamilton Avenue San Jose, CA 95125

Edward W. Barnholt	Director

Former Chairman, President and Chief Executive Officer of Agilent Technologies, Inc.;

Non-Executive Chairman of KLA-Tencor Corporation;

Director of Adobe Systems Incorporated;

Board of Trustees of David and Lucile Packard Foundation

Address:

c/o eBay Inc.

2145 Hamilton Avenue

San Jose, CA 95125

Scott D. Cook	Director	Chairman of the Executive Committee of the Board of Directors of Intuit Inc. Address: c/o Intuit Inc. 2535 Garcia Avenue Mountain View, California 94043

John J. Donahoe	Director and Chief Executive Officer	President and Chief Executive Officer of eBay Inc. Address: c/o eBay Inc. 2145 Hamilton Avenue San Jose, CA 95125

Marc L. Andreessen	Director	Co-Founder and General Partner of Andreessen Horowitz; Co-Founder and Chairman of the Board of Directors of Ning Inc Address: c/o eBay Inc. 2145 Hamilton Avenue San Jose, CA 95125

William C. Ford, Jr.	Director	Executive Chairman of the Board of Directors of Ford Motor Company Address: c/o Ford Motor Company

One American Road Dearborn, Michigan 48126

Dawn G. Lepore	Director	Chief Executive Officer and Chairman of the Board of Directors of drugstore.com, inc. Address: c/o drugstore.com, inc. 411 108th Avenue NE, Suite 1400 Bellevue, Washington 98004

Pierre M. Omidyar	Chairman of the Board of Directors	Chief Executive Officer and publisher of Peer News LLC; Founding Partner and Chairman of the Board of Omidyar Network Address: c/o eBay Inc. 2145 Hamilton Avenue San Jose, CA 95125

David M. Moffett	Director

Former Chief Executive Officer of Federal Home Loan Mortgage Corp. (Freddie Mac);

Director of CIT Group Inc.;

Trustee for the University of Oklahoma Foundation

Address:

c/o eBay Inc.

2145 Hamilton Avenue

San Jose, CA 95125

Richard T. Schlosberg, III	Director

Former publisher and Chief Executive Officer of the Los Angeles Times and the Denver Post;

Lead Independent Director of Edison International;

Chairman of the Board of Directors of the Kaiser Family Foundation;

Director of the San Antonio Medical Foundation

Address:

c/o Bank of San Antonio

800 E. Sonterra Blvd., Suite 140

San Antonio, Texas 78257

Thomas J. Tierney	Director

Former Chief Executive Officer of Bain & Company;

Chairman of the Board of Directors of The Bridgespan Group

Address:

c/o The Bridgespan Group

535 Boylston Street, 10th Floor

Boston, Massachusetts 02116

Executive Officers of eBay:

Name	Present Principal Employment
John J. Donahoe	President and Chief Executive Officer, Interim President of eBay Marketplaces
Elizabeth L. Axelrod	Senior Vice President, Human Resources

Mark T. Carges	Chief Technology Officer and Senior Vice President, Global Products, Marketplaces
Michael R. Jacobson	Senior Vice President, Legal Affairs, General Counsel and Secretary
Alan L. Marks	Senior Vice President, Corporate Communications
Robert H. Swan	Senior Vice President, Finance and Chief Financial Officer
Scott Thompson	President, PayPal

SCHEDULE B

CERTAIN INFORMATION REGARDING THE SUPPORTING STOCKHOLDERS

The information set forth on this Schedule B relating to the Supporting Stockholders is based on information filed with the SEC under Section 13 of the Exchange Act. While eBay has no reason to believe that such information was not reliable as of its date, eBay makes no representation or warranty with respect to the accuracy or completeness of such information.

Name	Position	Present Principal Occupation or Employment and Business Address
Michael G. Rubin	Chairman, President and Chief Executive Officer (principal executive officer)	Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

M. Jeffrey Branman	Director	Managing Director of Hilco Consumer Capital, LLC Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Michael J. Donahue	Director	Self-employed advisor in the technology industry; Director of Air Products and Chemicals, Inc. Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Ronald D. Fisher	Director	President of SOFTBANK Holdings Inc. and Managing General Partner of SOFTBANK Capital Partners LP Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

John A. Hunter	Director	Executive Vice President of Customer Fulfillment Services for QVC, Inc. Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Joshua Kopelman	Director	Managing Director of First Round Capital Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Jeffrey F. Rayport	Director	Operating Partner of Castanea Partners; Chairman of Marketspace LLC; Director of ValueClick Inc. Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

David S. Rosenblatt	Director	Director of Twitter, IAC;

Name	Position	Present Principal Occupation or Employment and Business Address
Director of Narrative Science, Inc.; Chairman of Group Commerce Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Lawrence S. Smith	Director	Director of Air Products and Chemicals, Inc.; Director of TE Connectivity Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Andrea M. Weiss	Director	President and Chief Executive Officer of Retail Consulting Inc. Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Mark S. Menell		Venture Partner at Maveron LLC; Former Director of GSI; Address: 935 First Avenue, King of Prussia, Pennsylvania 19406

Michael R. Conn	Executive Vice President, Finance and Chief Financial Officer (principal financial officer and principal accounting officer)	Address: 935 First Avenue, King of Prussia, Pennsylvania 19406
James Flanagan	Executive Vice President, Human Resources	Address: 935 First Avenue, King of Prussia, Pennsylvania 19406
J. Scott Hardy	Executive Vice President, Business Management	Address: 935 First Avenue, King of Prussia, Pennsylvania 19406
Damon Mintzer	Executive Vice President, Strategic Business Development	Address: 935 First Avenue, King of Prussia, Pennsylvania 19406
Christopher D. Saridakis	Chief Executive Officer, Global Marketing Services	Address: 935 First Avenue, King of Prussia, Pennsylvania 19406